June 24, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Great Ajax Corp.

Registration Statement on Form S-3

File Number 333-280120 (“Registration Statement”)

Ladies and Gentlemen:

Great Ajax Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Pre-Effective Amendment No. 1 filed on June 21, 2024, be accelerated so that it will become effective at 4:15 p.m. Eastern time on June 26, 2024, or as soon thereafter as practicable.

Please telephone the undersigned (212-850-7770) or Brian D. Hirshberg of Mayer Brown LLP (212-506-2176) if you have any questions with respect to the foregoing.

*        *        *

Very truly yours,

GREAT AJAX CORP.

By:	/s/ Michael Nierenberg
Name: Michael Nierenberg
Title: Chief Executive Officer

cc:	Brian D. Hirshberg
Mayer Brown LLP